June 17, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Radian Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

File Number: 001-11356

Dear Mr. Rosenberg:

On behalf of Radian Group Inc., I respectfully provide our response to the comment in your letter dated June 12, 2009. For your convenience, the text of your comment is reproduced below before the applicable response. References in this letter to “we,” “us,” “our,” or “ours,” refer to Radian Group Inc. and its consolidated subsidiaries.

1.	Please refer to prior comment four. Please revise your proposed disclosure to provide more specificity about the nature of the characteristics that would prompt you to change to a discounted cash flow valuation approach. In this regard, we note that there are existing distinguishing characteristics, such as collateral posting requirements that do not cause you to change to a discounted cash flow methodology. In your revised disclosure, please clarify whether the distinguishing characteristics you cite that would cause you to switch to a discounted cash flow methodology would prevent you from using a credit spread valuation approach and disclose why that is the case. If those characteristics that cause you to switch methodologies do not prevent you from using a credit spread valuation approach, please clarify whether under your policy you use multiple valuation approaches (i.e. credit spread valuation and discounted cash flow) as noted in SFAS 157, paragraph 19, and if not, why not. In any case, your disclosure should clarify why you believe that the discounted cash flow methodology as opposed to the credit spread valuation approach provides the value that is most representative of fair value under current market conditions.

Response: We have revised our proposed disclosure to include more specificity regarding the nature of characteristics that would prompt a change to a discounted cash flow valuation approach. Following is the disclosure we propose to include in future Form 10-Q and Form 10-K filings under “Critical Accounting Policies – Fair Value of Financial Instruments – Derivative Assets and Liabilities” beginning with our June 30, 2009 Form 10-Q:

“We determine the fair value of our derivative assets and liabilities using internally generated models. We utilize market observable inputs, such as credit spreads on similar products, whenever they are available. When one of our transactions develops characteristics that are inconsistent with the characteristics of transactions that underlie the relevant market-based index that we use in our credit spread valuation approach, and we can develop cash flow projections that we believe would represent the view of a typical market participant, we believe it is necessary to change to a discounted cash flow model from a credit spread valuation model. This change in approach is generally prompted when the credit component, and not market factors, becomes the dominant driver of the estimated fair value for a particular transaction. When the particular circumstances of a specific transaction, rather than systemic market risk or other market factors, becomes the dominant driver of fair value, the credit spread valuation approach will generally result in a fair value that is different than the discounted cash flow valuation and, we believe, less representative of a typical market participant’s view. Therefore, in these instances, we believe the discounted cash flow valuation approach, and not the credit spread valuation approach, provides a fair value that better represents a typical market participant’s view, as it results in a reasonable estimation of the credit component of fair value at a point in time where the index is no longer representative of the fair value of the particular transaction.”

In response to your observation regarding collateral posting requirements, which are generally present for those transactions that underlie the indices we use, but are not a characteristic of our transactions, we make adjustments for this difference as part of our non-performance risk adjustment, as described on page 71 of our March 31, 2009 Form 10-Q:

“A typical market participant is contractually bound by a requirement that collateral be posted regularly to minimize the impact of that participant’s default or non-performance. This collateral posting feature makes these contracts less risky to the protection buyer, and therefore, priced differently. None of our contracts require us to post collateral with our counterparties, which exposes our counterparties fully to our non-performance risk. We make an adjustment to the typical fair premium amount to account for both this contractual difference, as well as for the market’s perception of our default probability which is observable through our credit default swap spread.”

This collateral posting difference between our contracts and those that underlie the indices can be reasonably estimated as a distinct adjustment that is part of our non-performance risk adjustment, and not part of the determination of the typical fair premium amount, which is where we employ either a discounted cash flow or credit spread valuation approach.

In any event, our overall objective in measuring fair value is to maximize the use of observable inputs that a typical market participant would use and minimize the use of internally developed estimates. We move away from using observable inputs only when they are no longer considered relevant inputs for reasons such as those described above. For this reason, we do not use multiple valuation approaches on any individual transaction.

In connection with the response to the comment set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about the response to your comment or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer
Radian Group Inc.